EXHIBIT 12

DEAN HOLDING COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In thousands)

The table below sets forth the computation of ratios of earnings to fixed charges for the years ended December 31, 2015, 2014, 2013, 2012 and 2011:

	Year Ended December 31
	2015	2014	2013	2012	2011
Income (loss) from continuing operations before income taxes	$(13,310)	$(52,283)	$283,304	$111,760	$(2,251,837)
Fixed charges:
Interest expense	66,813	61,019	200,588	150,589	177,449
Portion of rentals (33%)	41,848	39,628	41,581	42,066	44,037
Capitalized interest	499	458	(110)	2,468	1,304
Total fixed charges	109,160	101,105	242,059	195,123	222,790
Income (loss) from continuing operations before income taxes and fixed charges less capitalized interest and equity in earnings of unconsolidated affiliate	$95,351	$48,364	$525,473	$304,415	$(2,030,351)

Ratio of earnings to fixed charges	0.87x	0.48x	2.17x	1.56x	—
Deficiency in the coverage of earnings to fixed charges	$—	$—	$—	$—	$(2,030,351)